EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2018 Results

BROOKFIELD, NEWS, Nov. 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2018.

	Three Months Ended		Nine Months Ended
	Sep 30		Sep 30
US$ millions (except per unit amounts), unaudited	2018	2017	2018	2017
Net income[1]	$5	$11	$339	$32
– per unit[2,3]	$(0.10)	$(0.04)	$0.53	$(0.13)
FFO[4]	$278	$301	$905	$857
– per unit[5]	$0.71	$0.81	$2.31	$2.32

Brookfield Infrastructure reported net income for the quarter of $5 million (loss of $0.10 per unit) compared to $11 million (loss of $0.04 per unit) in the prior year. Net income for the period benefited from organic growth across the majority of our operations and contributions from new investments made in the past 12 months. These increases were offset by the loss of income after the sale of our Chilean transmission operation, and a one-time item recorded in our transportation segment.

Our business generated Funds from Operations (“FFO”) of $278 million, or $0.71 per unit during the third quarter of 2018. While FFO benefited from another period of solid organic growth, this quarter’s results were impacted by the same items as mentioned above, and $40 million of foreign currency exchange movements.

“For the balance of 2018, our focus is on completing our previously announced transactions, integrating our newly acquired businesses, and delivering on our organic growth backlog,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Looking ahead, we are optimistic about the opportunities to expand our globally diversified business with high-quality investments, and we have tremendous flexibility and financial resources to pursue these initiatives.”

Segment Performance

The utilities segment generated FFO of $130 million, benefiting from solid underlying performance and same-store income that increased 4% year-over-year. The increase was partly due to substantial connection activity in our U.K. regulated distribution business, as well as capital commissioned into our rate base. This compares to $170 million of FFO last year which included our Chilean operations sold last quarter, a debt financing recently completed at our Brazilian regulated gas transmission business (and hence less invested capital), as well as the impact of foreign exchange.

The transport segment contributed FFO of $119 million. Results were positively impacted by higher tariffs charged at each of our operating groups. Results at our rail business benefited from increased agricultural volumes but these positive impacts were offset by lower volumes from our minerals customers, and the hand back of one of our state concessions in our Brazilian toll road business. FFO in this segment was also reduced by $15 million as a result of foreign exchange, primarily the result of the conversion of the income from our Brazilian business to close to 20% lower FFO in U.S. dollars.

Our energy segment reported FFO of $59 million in the third quarter. This represents a 23% increase over the same period in the prior year, reflecting higher transport volumes due to strong gas production growth across North America. Our district energy operations benefited from new customer additions and warmer weather, which increased throughput in our North American business.

The data infrastructure segment contributed FFO of $19 million for the period, which was consistent with the prior year.

The following table presents FFO by segment:

	Three Months Ended		Nine Months Ended
	Sep 30		Sep 30
US$ millions, unaudited	2018	2017	2018	2017
FFO by segment
Utilities	$130	$170	$438	$438
Transport	119	136	389	393
Energy	59	48	179	153
Data Infrastructure	19	19	57	57
Corporate	(49)	(72)	(158)	(184)
FFO	$278	$301	$905	$857

Update on Strategic Initiatives

We continue to advance several initiatives that will meaningfully contribute to our future results:

  South American Data Center Business – In the third quarter, we reached an agreement with a strategic partner to acquire a co-controlling interest in Ascenty, the leading hyperscale data center operator in South America, for $2 billion. Brookfield Infrastructure and its institutional partners will be investing $750 million (BIP’s share – approximately $200 million) and expect to close this transaction by the end of 2018.

  Indian Natural Gas Pipeline – We are in advanced bilateral discussions to acquire a 1,500 km gas pipeline in India. This well-located pipeline draws from a prolific basin and spans the country from east to west. It will also provide secure cash flows generated under a 20-year take-or-pay contract. If successfully concluded, total equity invested by Brookfield Infrastructure and its institutional partners will be approximately $1 billion, of which BIP will invest approximately $200 million.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.47 per unit, payable on December 31, 2018 to unitholders of record as at the close of business on November 30, 2018. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact Information:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2018 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on November 2, 2018 at 9:00 a.m. Eastern Time here or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial +1-647-427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or +1-416-621-4642 (Conference ID: 4297818).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution payout ratio and distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2018 was 276.8 million and 276.7 million, respectively (2017 – 262.6 million and 260.6 million).

3. Results in a loss on a per unit basis for the three-month period ended September 30, 2018 and three and nine-month periods ended September 30, 2017 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine-month periods ended September 30, 2018 were 394.2 million and 394.1 million, respectively (2017 – 373.9 million and 371.0 million).

6. Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sep 30, 2018	Dec 31, 2017

Assets
Cash and cash equivalents	$1,144	$374
Financial assets	218	196
Property, plant and equipment	10,155	9,937
Intangible assets	9,084	9,894
Investments in associates and joint ventures	4,305	5,572
Investment properties	185	192
Deferred income taxes and other	4,241	3,312
Total assets	$29,332	$29,477

Liabilities and partnership capital
Corporate borrowings	$1,664	$2,101
Non-recourse borrowings	9,860	8,063
Financial liabilities	1,188	1,313
Deferred income taxes and other	4,498	4,526
Total liabilities	17,210	16,003

Partnership capital
Limited partners	4,294	4,967
General partner	21	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,726	2,012
Interest of others in operating subsidiaries	5,144	5,875
Preferred unitholders	937	595
Total partnership capital	12,122	13,474
Total liabilities and partnership capital	$29,332	$29,477

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017

Revenues	$1,167	$961	$3,224	$2,551
Direct operating costs	(603)	(394)	(1,479)	(1,110)
General and administrative expenses	(57)	(63)	(169)	(173)
Depreciation and amortization expense	(188)	(215)	(569)	(541)
	319	289	1,007	727
Interest expense	(140)	(114)	(379)	(315)
Share of (losses) earnings from associates and joint ventures	(32)	24	(36)	83
Mark-to-market on hedging items	31	(18)	58	(84)
Gain on sale of associate	—	—	338	—
Other (expenses) income	(26)	—	(33)	19
Income before income tax	152	181	955	430
Income tax expense
Current	(53)	(17)	(269)	(67)
Deferred	(12)	(13)	(53)	(31)
Net income	87	151	633	332
Non-controlling interest of others in operating subsidiaries	(82)	(140)	(294)	(300)
Net income attributable to partnership	$5	$11	$339	$32

Attributable to:
Limited partners	(20)	(11)	166	(35)
General partner	34	28	103	84
Non-controlling interest – redeemable partnership units held by Brookfield	(9)	(6)	70	(17)
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.10)	$(0.04)	$0.53	$(0.13)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2018 were 276.8 million and 276.7 million, respectively (2017 – 262.6 million and 260.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited		For the three-month period ended September 30,	For the nine-month period ended September 30,
2018		2017	2018	2017

Operating Activities
Net income	$87	$151	$633	$332
Adjusted for the following items:
Losses (earnings) from investments in associates and joint ventures, net of distributions received	40	(20)	64	(41)
Depreciation and amortization expense	188	215	569	541
Revaluation losses on hedging items, provisions and other	28	27	57	102
Gain on sale of associate	—	—	(338)	—
Deferred income tax expense	12	13	53	31
Change in non-cash working capital, net	(18)	(11)	(52)	7
Cash from operating activities	337	375	986	972

Investing Activities
Net (investments in) proceeds from:
Operating assets	(181)	—	(579)	(4,203)
Associates	(8)	(33)	1,226	(351)
Long-lived assets	(196)	(164)	(549)	(474)
Financial assets	25	(64)	(63)	(88)
Net settlements of foreign exchange contracts	(5)	(3)	(77)	(43)
Cash used by investing activities	(365)	(264)	(42)	(5,159)

Financing Activities
Distributions to limited and general partners	(229)	(196)	(686)	(586)
Net borrowings:
Corporate	377	(703)	(412)	608
Subsidiary	15	65	1,629	274
Issuance of preferred units	185	—	342	220
Issuance of partnership units, net of repurchases	4	977	12	988
Capital provided by non-controlling interest, net of distributions	50	(243)	(1,014)	2,372
Cash from (used by) financing activities	402	(100)	(129)	3,876

Cash and cash equivalents
Change during the period	$374	$11	$815	$(311)
Impact of foreign exchange on cash	(12)	13	(45)	17
Balance, beginning of period	782	468	374	786
Balance, end of period	$1,144	$492	$1,144	$492

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended September 30,		For the nine-month period ended September 30,
US$ millions, unaudited	2018	2017	2018	2017

Adjusted EBITDA
Utilities	$172	$200	$552	$533
Transport	158	179	509	515
Energy	73	62	221	211
Data Infrastructure	23	23	69	68
Corporate	(57)	(63)	(169)	(173)
Total	369	401	1,182	1,154

Financing costs	(107)	(108)	(323)	(328)
Other income	16	8	46	31
Funds from Operations (“FFO”)	278	301	905	857

Depreciation and amortization	(180)	(195)	(573)	(539)
Deferred taxes and other items	(93)	(95)	7	(286)
Net income attributable to the partnership	$5	$11	$339	$32

Notes:
Funds from Operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Funds from Operations (“FFO”) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three-month period ended September 30,		For the nine-month period ended September 30,
US$, unaudited	2018	2017	2018	2017

(Loss) earnings per limited partnership unit[1]	$(0.10)	$(0.04)	$0.53	$(0.13)
Add back or deduct the following:
Depreciation and amortization	0.46	0.52	1.45	1.45
Deferred taxes and other items	0.35	0.33	0.33	1.00
FFO per unit[2]	$0.71	$0.81	$2.31	$2.32

1.  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2018 were 276.8 million and 276.7 million, respectively (2017 – 262.6 million and 260.6 million).
2.  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine-month periods ended September 30, 2018 were 394.2 million and 394.1 million, respectively (2017 – 373.9 million and 371.0 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Funds from Operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Sep 30, 2018	Dec 31, 2017

Assets
Operating groups
Utilities	$1,703	$3,290
Transport	3,583	4,116
Energy	1,801	1,806
Data Infrastructure	651	614
Cash and cash equivalents	734	205
	$8,472	$10,031

Liabilities
Corporate borrowings	$1,664	$2,101
Other liabilities	767	926
	2,431	3,027
Capitalization
Partnership capital	6,041	7,004
	$8,472	$10,031

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.